UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 11-K

_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):    ………………………………………………………………………………………………………..

x   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE    ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oriental Bank CODA Profit Sharing Plan

c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP

254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

The Oriental Bank CODA Profit Sharing Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	3

Notes to Financial Statements	4 – 10

Supplemental Schedule:
Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2018	11

Exhibits	12

Signatures	13

Report of Independent Registered Public Accounting Firm

To the Plan Participants and The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles..

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2005.

San Juan, Puerto Rico
June 27, 2019

Stamp No.E363882 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Statement of Net Assets Available for Benefits

Year ended December 31, 2018

	2018	2017
Assets:
Investments at fair value:
Cash and money market instruments	$5,976	$14,635
Common stock	4,548,003	2,949,540
Insurance company investment contracts
(pooled separate accounts)	35,985,003	41,271,651
	40,538,982	44,235,826
Fully benefit-responsive investment contract
(stable value fund), at contract value	6,410,664	7,807,690
Total investments	46,949,646	52,043,516
Receivables:
Dividends	19,348	18,827
Notes receivable from participants	8,257	9,944
Total receivables	27,605	28,771
Other assets	31,045	22,213
Total assets available for benefits	$47,008,296	$52,094,500

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2018

2018
Additions to net assets attributed to:
Dividends	$69,252
Interest and other	179,632
Contributions:
Participants	2,939,287
Employer dividends	841,861
Total additions	4,030,032
Deductions from assets attributed to:
Net depreciation in fair value of investments	$(61,223)
Benefits paid to participants	(8,999,300)
Administrative fees	(55,713)
Total deductions	(9,116,236)
Net decrease	(5,086,204)
Net assets available for benefits:
Beginning of year	52,094,500
End of year	$47,008,296

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(1)          Description of the Plan

The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

a)      General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “2011 Code”). It contains a cash or deferred arrangement qualifying under the 2011 Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  As such, the Plan must comply with reporting and disclosure requirements, participation and vesting standards, and fiduciary standards and duties, among other requirements.  The U.S. Department of Labor (DOL) has fully authority to regulate and investigate the Plan. The DOL is currently reviewing the Plan, as it was selected under the DOL’s ordinary investigation procedures. The Company is responding to all requests for documents and information from the DOL.  No significant matters have resulted as of the date of this Form 11-K Annual Report for the fiscal year ended December 31, 2018.

b)      Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Section 402(g) of the U.S. Internal Revenue Code as annually indexed by the U.S. Internal Revenue Service (for the periods ended 2018 and 2017, the limits were $18,500 and $18,000, respectively). If, in addition to a deferral election under the Plan, participants contribute to an individual retirement account in Puerto Rico (“PR-IRA”), pre-tax contributions to both the Plan and a PR-IRA in the aggregate cannot exceed the sum of the annual deferral limit under the 2011 Code ($20,000 for the tax years ended December 31, 2018 and 2017). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Company as investment options for participants. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 4% of the participant’s compensation per year.

c)       Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

d)      Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

e)       Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

On September 20, 2017, Hurricane Maria impacted the island of Puerto Rico, causing catastrophic damages. Due to the impact of such hurricane and effective on December 15, 2017, the Plan was amended to allow Plan hardship distributions as defined in the administrative determination 17-29. Hardship distributions under these special rules were available as of the effective date of this amendment through June 30, 2018. All terms, conditions and requirements were incorporated herein for purposes of processing these hardship distributions. Hardships may have been made for eligible expenses which are defined as losses or damage caused by Hurricane Maria. Hardship under this provision was limited to $100,000 reduced by any other similar distribution from a tax qualified plan or IRA. To receive a hardship distribution pursuant to this section a participant must have completed a special hardship distribution form and a notarized affidavit.

f)       Loans to Participants

The Plan does not allow for loans to participants. In October 2013, the Plan Participación en Beneficios 1081 Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR"), a defined contribution plan which covered all fulltime employees of the former BBVAPR Bank, transferred its existing participant loans amounting to approximately $54,000 to the Plan. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. No additional loans will be granted to participants.

g)      Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2018, forfeitures totaling approximately $11,000 were used to offset Employer contributions. For the year ended December 31, 2017, no forfeitures were used to offset Employer contributions. At December 31, 2018 and 2017, the Plan had approximately $1,200 and $6,000, respectively, in forfeitures available to pay administrative expenses and reduce future Employer contributions.

h)      Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

(2)          Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:

a)             Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

b)             Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the valuation of investments.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

c)             Risks and Uncertainties

The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

d)             Investments Valuation and Income Recognition

Plan investments, other than fully benefit –responsive investment contracts (FBRICs), are stated at fair value. See Note 3 for discussion of fair value measurements.

FBRICs are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Stable Value Fund.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date, taking into consideration the ex-dividend date. Net appreciation/ depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

e)             Payments of Benefits

Benefits are recorded when paid.

f)              Plan Expenses

Under the Plan’s contract entered into with Transamerica Retirement Solutions Corporation ("Transamerica"), contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the years ended December 31, 2018 and 2017 amounted to $122,103 and $123,827, respectively.

g)             Recent Accounting Developments

Accounting standards that have been issued by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Plan's statements of net assets available for benefits, or the related statement of changes in net assets available for benefits.

(3)          Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2018, and 2017, the Plan did not have such assets.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).

Money Market Instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

Pooled Separate Accounts: stated at readily determinable fair value. The fair value is determined by the issuer and is valued daily using publicly available quoted market prices matched with the current underlying investment holdings of the accounts (“Level 2”).

The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates.  The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2018 and 2017.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2018 and 2017:

	December 31, 2018
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$5,976	$-	$-	$5,976
Common stock	4,548,003	-	-	4,548,003
Pooled separate accounts
Hybrid (a)	-	15,872,006	-	15,872,006
Bond (b)	-	4,603,338	-	4,603,338
International Equity (c)	-	1,587,625	-	1,587,625
Equity - Large Cap (d)	-	10,145,617	-	10,145,617
Equity - Mid Cap (e)	-	2,182,299	-	2,182,299
Equity - Small Cap (f)	-	1,594,118	-	1,594,118
	$4,553,979	$35,985,003	$-	$40,538,982

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	December 31, 2017
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$14,635	$-	$-	$14,635
Common stock	2,949,540	-	-	2,949,540
Pooled separate accounts
Hybrid (a)	-	18,018,827	-	18,018,827
Bond (b)	-	5,135,179	-	5,135,179
International Equity (c)	-	2,075,671	-	2,075,671
Equity - Large Cap (d)	-	11,501,268	-	11,501,268
Equity - Mid Cap (e)	-	3,460,908	-	3,460,908
Equity - Small Cap (f)	-	1,079,798	-	1,079,798
	$2,964,175	$41,271,651	$-	$44,235,826

(a)   The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.

(b)   The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.

(c)   The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.

(d)   The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.

(e)   The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.

(f)    The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index.

Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading.

(4)          Stable Value Fund

Transamerica offers a stable value fund that the participant may elect to transfer all or part of their funds into. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2018 and 2017 was $6,410,664 and $7,807,690, respectively. The stable value funds invests in Guaranteed Investment Contracts ("GICs"). This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica stable value fund is not a separate account investment choice – it is an investment in Transamerica’s general account.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable.

(5)          Other assets

Transamerica rebates certain amounts to the Plan based on a fee concession. The rebate amount is equal to 14 basis points per year based on the balances with Transamerica. This rebate is calculated on a monthly basis and credited to the Expense Budget Account; a suspense account used by Transamerica.

The Expense Budget Account may be used for plan expenses or allocated to participants as additional income. During the year ended December 31, 2018 the Plan reallocated to participants approximately $22,000. As of December 31, 2018, and 2017, the Expense Budget Account maintained a balance of approximately $31,000 and $22,000, respectively included as other assets in the statements of net asset available for benefit.

(6)          Related‑Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party in interest. At December 31, 2018 and 2017, the Plan held an investment of 276,306 and 313,780 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2018 and 2017 was $4,548,003 and $2,949,540, respectively.

Transamerica serves as custodian and manages the pooled separate accounts, therefore, qualifies as party in interest. Transamerica contracted Oriental Insurance, LLC, a subsidiary of the Company, as the insurance agent. Another party in interest to the Plan is MidAdtlantic, which serves as the custodian for the Plan.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), a subsidiary of the Company. Fees charged by OPC for services provided were absorbed by the Employer.

(7)          Income Taxes

The Internal Revenue Service ruled on March 31, 2014 that the trust (Trust) that forms part of the Plan constitutes a qualified trust under Section 401(a) of the U.S. Code, and, therefore, the Trust is not subject to U.S. federal income tax.  The Puerto Rico Department of the Treasury (PR Treasury) ruled on September 30, 2014 that the Plan constitutes a qualified plan pursuant to the provisions of Section 1081.01 of the PR Code and Internal Revenue Circular Letter No. 11-10 issued by the PR Treasury, and, thus the Trust is not subject to Puerto Rico income tax.  The Trust is intended to be exempt from Puerto Rico and U.S. federal income taxes pursuant to the 2011 Code and the U.S. Code, respectively. As applicable, the Plan is required to operate in accordance with the provisions of the 2011 Code and the U.S. Code to maintain its qualification.  The Plan administrator believes that the Plan is designed and operating in compliance with such provisions, and thus remains qualified under the 2011 Code and the US. Code.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2018, and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2015.

(8)          Excess Contributions Payable to Participants

The Plan is subject to certain non-discrimination rules under ERISA and the 2011 Code. As of December 31, 2018, and 2017, the Plan was in compliance with all of the non-discrimination tests under the 2011 Code.

(9)          Subsequent events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 27, 2019, the date of filing this Annual Report on Form 11-K for the year ended December 31, 2018.

SCHEDULE I

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Participant directed:
*	OFG Bancorp	OFG Bancorp:
		Common Stock; 276,306 shares	**	$4,548,003
*	Transamerica	Pooled Separate Accounts:
		Transamerica AA - Moderate; 409,114 units	**	9,005,933
		WMC Core Equity;392,253 units	**	5,276,536
		AEGON Balanced; 45,055 units	**	4,305,590
		SSgA Russell Lg Cap Grth Ind; 200,226 units	**	4,080,575
		American Century Government Bond; 127,597 units	**	2,502,867
		Franklin Small-Mid Cap Growth; 70,520 units	**	2,182,299
		SSgA International Index; 57,878 units	**	1,587,625
		SSgA Russell SC Value Index; 13,682 units	**	1,156,191
		Transamerica AA - Moderate Growth;48,625 units	**	1,094,705
		Loomis Sayles Investment Grade Bond; 26,103 units	**	1,081,415
		Transamerica AA - Growth; 39,697 units	**	903,965
		SSgA Russell LC Value Index; 25,573 units	**	729,617
		Transamerica AA - Conservative; 26,387 units	**	561,813
		Transameric Partners High Yield Bond; 12,648 units	**	530,274
		Loomis Sayles Bond; 6,523 units	**	488,782
		TA Vanguard Small- Cap Index; 1,852 units	**	400,851
		Invesco American Value; 3,719 units	**	58,888
		TA Vanguard Small- Cap Grth Idx; 879 units	**	37,077
				35,985,003

	Cash and money markets	Cash and Bank Deposit Sweep Program	**	5,976
	Fully benefit-responsive investment contract:
*	Transamerica	Transamerica Stable Value; 320,299 units	**	6,410,664
	Other assets:
*	Transamerica	Expense budget account	—	31,045
*	Participant Loans	Notes, with interest rate of 9.5%; maturities ranges
		through 2032	—	8,257
				$46,988,948
*	Party-in-interest as defined by ERISA
**	Not applicable as these are participant directed.

See the accompanying report of independent registered public accounting firm.

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INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                                            THE ORIENTAL BANK CODA

                                                                                                                                               PROFIT SHARING PLAN

                                                                                                                                                                  (Name of Plan)

Date:  June 27, 2019                                                                                                                         /s/ Maritza Arizmendi

                                                                                                                                                            Maritza Arizmendi

                                                                                                                                           Executive Vice President and

                                                                                                                                                     Chief Financial Officer

                                                                                                                                                            /s/ Juan J. Santiago

                                                                                                                           Senior Vice President and Trust Officer